We will present our 2Q24 results in an interactive meeting, with a Q&A session at the end. Check out the speakers Milton Maluhy CEO Renato Lulia Head of Corporate Strategy, Investor Relations and Corporate Development 2Q24 Results Results will be published in the investor relations website on August 6th, after trading hours. Follow Itaú Unibanco’s latest news on our Investor Relations website.